

March 2, 2007

MAIL STOP 7010

Mr. Arnold Klann, Chairman
Chief Executive Officer and President
Bluefire Ethanol Fuels, Inc.
31 Musick
Irvine, California 92618

RE: Bluefire Ethanol Fuels, Inc.
Registration Statement on Form 10-SB/A
File No. 0-52361
Filed February 28, 2007

Dear Mr. Klann:

This is to advise you that a preliminary review of the above registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. For this reason, we will not perform a detailed examination of the registration statement, and we will not issue any comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

Specifically, we note your amendment filed on February 28, 2007 does not include audited financial statements in accordance with Rule 310(a) of Regulation S-B.

You are advised that we will not recommend acceleration of the effective date of the registration statement and that, should the registration statement become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider submitting a substantive amendment to correct the deficiencies or a request for withdrawal of the filing.

Please contact Bret Johnson, Staff Accountant, at (202) 551-3753 or Jennifer Thompson, Staff Accountant, at (202) 551-3737 with question regarding the financial statement or related matters. Please contact Errol Sanderson, Financial Analyst at (202) 551-3746 or, in his absence, Jennifer Hardy, Branch Chief Legal, at (202) 551-3767 with any other questions.

Sincerely,

Errol Sanderson

Jennifer R. Hardy
Branch Chief Legal